EXHIBIT 99.1

GILEAD  AND  GALAPAGOS  TO  PRESENT  LATEST  DATA  ON  FILGOTINIB  AT  THE  ANNUAL  EUROPEAN  CONGRESS  OF  RHEUMATOLOGY  (EULAR 2019)

-- Phase 3 FINCH 1 and FINCH 3 Data of Filgotinib in Rheumatoid Arthritis to Be Featured in Opening Plenary and Late Breaker Sessions --

Foster City, Calif. and Mechelen, Belgium; May 29, 2019; 22.30 CET - Gilead Sciences, Inc. (NASDAQ: GILD) and Galapagos NV (Euronext & NASDAQ: GLPG) today announced that data on filgotinib, an investigational, oral, selective JAK1 inhibitor, will be presented at the Annual European Congress of Rheumatology (EULAR 2019) in Madrid, Spain, on June 12-15, 2019. Among the abstracts to be presented are 24 week interim results from the ongoing FINCH 1 and FINCH 3 Phase 3 studies evaluating filgotinib in adults with rheumatoid arthritis.

"These data reinforce our belief that filgotinib has the potential to make a meaningful difference for patients with rheumatoid arthritis, both early and also late in the course of treatment when other treatments have failed," said John McHutchison, AO, MD, Chief Scientific Officer, Head of Research and Development, Gilead Sciences. "The FINCH results reflect the growing strength and breadth of Gilead's inflammation pipeline and our commitment to improving the outlook for patients living with inflammatory diseases - both with filgotinib and our other investigational compounds."

"This meeting marks our first opportunity to present the results from the FINCH 1 and 3 filgotinib trials in rheumatoid arthritis," said Dr. Walid Abi-Saab, Chief Medical Officer, Galapagos. "These results show the potential of filgotinib in helping to address the unmet need for people living with this debilitating disease."

Phase 3 Trials of Filgotinib in Rheumatoid Arthritis

Detailed 24 week interim results from the Phase 3 FINCH 1 and 3 clinical trials will both be presented for the first time in oral sessions at the conference.  Top-line data from these studies were announced earlier this year. Findings from FINCH 1 will be presented in the opening plenary session, while FINCH 3 results will be presented in the late-breaking abstract session.

  Efficacy and Safety of Filgotinib for Patients with Rheumatoid Arthritis with Inadequate Response to Methotrexate: FINCH1 Primary Outcome Results (oral #LB0001 4:25pm CET, 12 June, Hall 6)
  Efficacy and Safety of Filgotinib for Patients with Rheumatoid Arthritis Naïve to Methotrexate Therapy: FINCH3 Primary Outcome Results (oral #LB0003 8:00am CET, 15 June, Hall 7B)

FINCH 1 is an ongoing, randomized, double-blind, placebo- and active-controlled Phase 3 study evaluating filgotinib versus adalimumab or placebo in adults with moderately-to-severely active rheumatoid arthritis on a stable background dose of methotrexate but with a prior inadequate response to methotrexate. The study achieved its primary endpoint at both 100 mg and 200 mg doses of filgotinib, in the proportion of patients achieving an American College of Rheumatology (ACR) 20 percent response (ACR20) compared with placebo at Week 12.

The proportion of patients achieving an ACR 50 percent response (ACR50) or ACR 70 percent response (ACR70) was significantly greater for filgotinib compared with placebo at Week 12, for both doses. The study also achieved key secondary endpoints, including significant inhibition of radiographic progression with both doses of filgotinib versus placebo.

FINCH 3 is an ongoing, randomized, double-blind, active-controlled Phase 3 study of filgotinib in adults with moderately-to-severely active rheumatoid arthritis. The trial evaluated filgotinib in combination with methotrexate and as monotherapy in methotrexate-naïve patients. The study achieved its primary endpoint, with a significantly higher proportion of patients reaching ACR20 in the filgotinib plus methotrexate groups compared with patients receiving methotrexate alone. Additionally, both doses of filgotinib demonstrated significantly higher ACR 50 and ACR 70 responses than methotrexate alone.

In both trials, filgotinib demonstrated a safety profile consistent with previously reported results.

Additional abstracts accepted for presentation at the meeting include:

  Filgotinib in Patients with Rheumatoid Arthritis and Prior Inadequate Response or Intolerance to Biologic DMARDs (bDMARD-IR) by Geographic Region and Race (poster #THU0173)
  Selective Inhibition of Janus Kinase 1 (JAK1) by Filgotinib Modulates the Disease-associated Whole Blood Transcriptional Profile of Patients with Active Rheumatoid Arthritis (poster #THU0194)
  Safety and Efficacy of Filgotinib in Active Rheumatoid Arthritis by Prior Biologic DMARD Exposure in Patients with Prior Inadequate Response or Intolerance to Biologic DMARDs (bDMARD-IR) (poster #FRI0092)
  Filgotinib, a Selective Janus Kinase 1 (JAK1) Inhibitor, Modulates Disease-associated Cytokines in Patients with Active Rheumatoid Arthritis (poster #FRI0113)
  Safety and Efficacy of Filgotinib in Patients Aged 65 Years and Older: Results from a Phase 3 Study in Patients with Active Rheumatoid Arthritis and Prior Inadequate Response or Intolerance to Biologic DMARDs (bDMARD-IR) (poster #FRI0154)

Additional Data on Filgotinib in Inflammatory Disease Management

In addition to the FINCH studies, Gilead and Galapagos will present results from EQUATOR, a Phase 2, placebo-controlled, double-blind study of filgotinib among patients with active psoriatic arthritis; additional clinical data on filgotinib in individuals with hepatic impairment; and preclinical data characterizing filgotinib among JAK inhibitors and in combination with an ASK1 inhibitor.

  Efficacy of Filgotinib vs. Placebo in Active Psoriatic Arthritis: Patient-Level Data from EQUATOR, a Randomized, Phase 2 Study (oral #OP0109)
  Filgotinib Treatment Provides Rapid and Sustained Reduction of Inflammatory Biomarkers in Moderate to Severe Psoriatic Arthritis (PsA) Patients (poster #THU0031)
  PsAID9 in Patients with Active Psoriatic Arthritis Treated with Filgotinib vs Placebo: Results from EQUATOR, a Randomized, Phase 2 Study (poster #SAT0367)
  Effect of filgotinib on Patient-reported Outcomes in Active Psoriatic Arthritis: Results from EQUATOR, a Randomized, Phase 2 Study (poster #SAT0373)
  In Vitro Mechanistic Studies Demonstrate Filgotinib Activity that Has Potential Implications for Differentiation among JAK Inhibitors (poster #THU0017)
  Pharmacokinetics and Short-Term Safety of Filgotinib, a Selective Janus Kinase 1 Inhibitor, in Subjects with Moderate Hepatic Impairment: a Phase 1, Open-label, Single-arm Study (poster #THU0117)
  Targeting Activated ASK1 in Synovial Fibroblasts in Combination with Jak1 Inhibition Enhances Efficacy in Rat CIA (poster #THU0014)

Filgotinib is an investigational agent and is not approved by the U.S. Food and Drug Administration or any other regulatory authority. Its efficacy and safety have not been established.

About the Galapagos - Gilead Collaboration

Galapagos and Gilead entered into a global collaboration for the development and commercialization of filgotinib in inflammatory indications. The FINCH studies are among several clinical trials of filgotinib in inflammatory diseases, including the EQUATOR Phase 2 program in psoriatic arthritis, the TORTUGA study in ankylosing spondylitis, the DIVERSITY Phase 3 trial in Crohn's disease (also small bowel and fistulizing Crohn's disease Phase 2 studies) and the Phase 3 SELECTION trial in ulcerative colitis.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

About Gilead Sciences

Gilead Sciences, Inc. is a research-based biopharmaceutical company that discovers, develops and commercializes innovative medicines in areas of unmet medical need. The company strives to transform and simplify care for people with life-threatening illnesses around the world. Gilead has operations in more than 35 countries worldwide, with headquarters in Foster City, California.

For more information on Gilead Sciences, please visit the company's website at www.gilead.com.

Galapagos Forward-Looking Statements

This release may contain forward-looking statements with respect to Galapagos, including statements regarding Galapagos' strategic ambitions, the mechanism of action and potential safety and efficacy of filgotinib, the anticipated timing of clinical studies with filgotinib and the progression and results of such studies. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for filgotinib, Gilead), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Gilead Forward-Looking Statement

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks, uncertainties and other factors, including the possibility of unfavorable results from ongoing and additional clinical trials involving filgotinib. Further, it is possible that the parties may make a strategic decision to discontinue development of filgotinib, and as a result, filgotinib may never be successfully commercialized. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These risks, uncertainties and other factors could cause actual results to differ materially from those referred to in the forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. These and other risks are described in detail in Gilead's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, as filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation to update any such forward-looking statements.

Galapagos Contacts

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Gilead Contacts

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